OE 9-19-02

02053274

ITED STATES
) EXCHANGE COMMISSION
ngton, D.C. 20549

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SEC FILE NUMBER
8-33109

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 26 2002
DIVISION OF MARKET REGULATION

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

M.F. Diessner Securities Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2141 E. Highland Avenue, Suite #160
(No. and Street)

Phoenix (City) AZ (State) 85016 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael F. Diessner (602) 954-4550
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name — *if individual, state last, first, middle name*)

3200 North Central Avenue, Suite #700 (Address) Phoenix (City) AZ (State) 85012 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OE 9/19/02

OATH OR AFFIRMATION

I, Michael F. Diessner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M.F. Diessner Securities Corp., as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NOTARY PUBLIC
STATE OF ARIZONA
County of Maricopa
DEBORAH J. NIEDERBERGER
My Appointment Expires 05-18-02

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

M.F. DIESSNER SECURITIES CORP.

FINANCIAL REPORT

DECEMBER 31, 2001

McGLADREY & PULLEN, LLP
Certified Public Accountants

CONTENTS

McGLADREY & PULLEN, LLP
Certified Public Accountants

RSM
international

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
M.F. Diessner Securities Corp.
Phoenix, Arizona

We have audited the accompanying statement of financial condition of M.F. Diessner Securities Corp. as of December 31, 2001, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of M.F. Diessner Securities Corp. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedules 1 through 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Phoenix, Arizona
January 21, 2002

3200 North Central Avenue, Suite 700
Phoenix, Arizona 85012-2464
(602) 264-1284 • Fax (602) 266-3538
www.mcgladrey.com

M.F. DIESSNER SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION
December 31, 2001

ASSETS

Cash	$	8,782
Prepaid expenses and other current assets		863
Deferred taxes *(Note 3)*		-
	$	9,645

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable	$	1,678
STOCKHOLDER'S EQUITY		
Common stock, no par value; authorized 100,000 shares; 100 shares issued and outstanding		100
Contributed capital		66,267
Accumulated deficit		(58,400)
		7,967
	$	9,645

See Notes to Financial Statements.

M.F. DIESSNER SECURITIES CORP.

STATEMENT OF OPERATIONS
Year Ended December 31, 2001

Revenues:		
Interest income	$	106
Other income		139
		245
Expenses:		
General and administrative		6,644
Net loss before income taxes		(6,399)
Income taxes *(Note 3)*		-
Net loss	$	(6,399)

See Notes to Financial Statements.

M.F. DIESSNER SECURITIES CORP.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year Ended December 31, 2001

	Common stock		Contributed capital	Accumulated deficit	Total stockholder's equity
	Shares	Amount			
Balance, December 31, 2000	100	$ 100	$ 60,967	$ (52,001)	$ 9,066
Capital contributions	-	-	5,300	-	5,300
Net loss	-	-	-	(6,399)	(6,399)
Balance, December 31, 2001	100	$ 100	$ 66,267	$ (58,400)	$ 7,967

See Notes to Financial Statements.

M.F. DIESSNER SECURITIES CORP.

STATEMENT OF CASH FLOWS
Year Ended December 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(6,399)
Adjustments to reconcile net loss to net cash used in operating activities:		
Increase in prepaid expenses		(154)
Increase in accounts payable		1,628
Net cash used in operating activities		(4,925)
CASH FLOWS FROM INVESTMENT ACTIVITIES		-
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributions		5,300
Net increase in cash		375
Cash at beginning of year		8,407
Cash at end of year	$	8,782
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash received during the year for:		
Interest	$	106

See Notes to Financial Statements.

Note 1. Nature of Business and Significant Accounting Policies

Nature of business:

The Company is licensed to operate as a broker-dealer, under the Securities & Exchange Act of 1934. The Company earns commissions for introducing investors to various investment projects.

Revenue recognition:

Commission revenue is recognized on the date the investment is funded by the investor.

Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2. Related Parties

The Company historically has received substantially all commission income from sales of investments in limited liability companies or limited partnership interests. The manager of the limited liability companies and the general partner of the limited partnerships is typically a related corporation, of which the stockholder and President is the sole stockholder of the Company.

The related corporation provides the Company with office space and administrative services.

Note 3. Income Taxes

The Company has remaining net operating loss (NOL) carryforwards available of approximately $144,000 for Federal income tax purposes to be carried forward to offset future taxable income of the Company. These net operating losses expire as follows:

2004	$ 30,000
2005	59,000
2006	3,000
2007	8,000
2008	6,000
2009	6,000
2010	5,000
2011	5,000
2018	6,000
2019	6,000
2020	4,000
2021	6,000
	$ 144,000

The Company has established a reserve against deferred tax assets as follows:

Deferred tax asset related to NOL carryforwards	$ 56,000
Less valuation allowance	(56,000)
	$ -

Note 4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2001, the Company had net capital and a net capital requirement of $7,104 and $5,000, respectively. The Company's net capital ratio was .236 to 1.00 at December 31, 2001.

M.F. DIESSNER SECURITIES CORP.

SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
December 31, 2001

Total ownership equity from statement of financial condition	$	7,967
Deductions:		
Prepaid expenses		(863)
Net capital		7,104
Required net capital		5,000
Excess net capital	$	2,104

Note: There are no material differences between the amount presented in the computation of net capital set forth above and the amount as reported in the Company's unaudited Part II-A Focus Report as of December 31, 2001.

M.F. DIESSNER SECURITIES CORP.

SCHEDULE 2
INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 AND COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS OF RULE 15c3-3
December 31, 2001

The Company's transactions with customers consist exclusively of acting as an introducing broker-dealer. The Company carries no margin accounts, does not hold funds for or securities for, or owe money or securities to customers. The Company, therefore, meets the requirements of Paragraph (k)(1) of rule 15c3-3 and is exempt from the computation of cash reserve requirements for brokers and dealers.

McGLADREY & PULLEN, LLP
Certified Public Accountants

RSM
international

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

The Board of Directors
M.F. Diessner Securities Corp.
Phoenix, Arizona

In planning and performing our audit of the financial statements of M.F. Diessner Securities Corp. (the Company) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3 (a) (11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons.

(2) Recordation of differences required by rule 17a-13,

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

3200 North Central Avenue, Suite 700
Phoenix, Arizona 85012-2464
(602) 264-1284 • Fax (602) 266-3538
www.mcgladrey.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving internal control that we consider to be a material weakness as defined above.

Segregation of Duties

Effective internal control requires that checks and balances be inherent in an accounting system wherein no transaction is handled in its entirety by a single individual. The limited number of personnel in the Company precludes such control and, accordingly, until growth of the Company is sufficient to warrant the employment of additional personnel to effect the necessary segregation of duties and functions, internal control will continue to be materially deficient in this respect.

We have been informed by management that for cost-benefit purposes no changes in personnel requirements are anticipated.

This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of M.F. Diessner Securities Corp. for the year ended December 31, 2001 and this report does not affect our report thereon dated January 21, 2002.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, including the condition described above, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

Phoenix, Arizona
January 21, 2002